Datalink Corporation

8170 Upland Circle

Chanhassen, MN 55317

September 15, 2007

Attn: Ms. Melissa Walsh
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Datalink Corporation

Form 10-K report for fiscal year ended December 31, 2006

Form 10-Q for the quarterly period ended June 30, 2007

Form 8-K/A filed April 13, 2007

Form 8-K filed July 18, 2007

File No. 000-29758

Dear Ms. Walsh:

We are writing in response to the Staff’s comments expressed in your August 21, 2007 letter regarding our 2006 Form 10-K, our June 30, 2007 Form 10-Q, our Form 8-K/A filed April 13, 2007 and our Form 8-K filed July 18, 2007.

Form 10K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 39

1.             Comment: We noted that you apply completed contract method to certain arrangements. Please explain how you present revenue recognized using contract accounting on the face of the statements of operations pursuant to Rule 5-03 of Regulation S-X, Provide the amounts of such revenues recognized for each period presented in the statements of operations. We may have further comments.

Response: We realize revenue from the design, installation and support of data storage solutions, which may include hardware, software and services. When we sell a bundled arrangement of hardware and/or software products combined with either (or both of) customer support or installation services, we apply the completed contract method for accounting of the arrangement in accordance with SOP 97-2.

When we sell a customer support service contract (post contract customer support) as part of a bundled arrangement, we use vendor specific objective evidence (“VSOE”) to allocate revenue to the service contract element. In all cases, we defer revenues and direct costs resulting from our service contracts and amortize them into operations over the term of the contracts, which are generally twelve months. Customer support revenue is classified within Service Sales on our Statement of Operations.

When we sell installation and consulting services as part of a bundled arrangement, we allocate as service revenue, and include within Service Sales on our Statement of Operations, the amount on our customer’s purchase order to us relating to these installation and consulting services. We believe that our customer orders represent the fair value of our services as the other components of the sales contract (i.e. product and post contract customer support), have evidence of fair value.

We report as Product Sales on our Statement of Operations the net portion of our revenue from the sales of a bundled arrangement after allocating the amounts as described above to our customer support, installation and consulting services.

The portion of Product sales that related to the completed contract method were $66,392,280, $57,515,602 and $47,244,790 for the years ended December 31, 2006, 2005 and 2004, respectively. The portion of Service Sales that related to installation and consulting sales recorded under the completed contract method were $8,833,750, $9,100,159 and $5,786,782 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 9. Stockholders’ Equity

Non-vested Stock Plans, page 43

2.             Comment: You indicated that you recognized $257,000 in 2005 upon the vesting of the non-vested stock granted in August 2004. Tell us how this stock-based compensation was recognized in your financial statements and provide an explanation for your accounting entries. In this regard, we noted from your statements of cash flows that only $90,000 of stock compensation expense was recognized in 2005.

Response: Our Compensation Committee granted 165,000 non-vested shares on August 13, 2004, the measurement date. On this date, trading in our common stock closed at $2.01 per share. Therefore we began amortizing $332,000, the total value of the grants. The grants had a 60-month vesting schedule, subject to acceleration if we met certain financial goals. We made the following entries to record the transactions:

2004:
Dr.	Stock Compensation Expense	$25,000
Cr.	Additional Paid-In Capital	$25,000

To record the stock compensation amortization for 2004. Represents 4.5 months of straight-line vesting in 2004.

2005:
Dr.	Stock Compensation Expense	$257,000
Cr.	Additional Paid-In Capital	$257,000

To record the remaining stock compensation amortization. At the end of 2005, the accelerated vesting criteria were met, fully vesting the non-vested stock. One grantee left us before the accelerated vesting criteria was met, thus forfeiting 25,000 shares of the non-vested stock.

Dr.	Additional Paid-In Capital	$140
Cr.	Common Stock	$140

To record the issuance of the 140,000 shares upon vesting.

Dr.	Common Stock	$47
Dr.	Additional Pain-In Capital	$166,953
Cr.	Cash	$167,000

To record the netting of shares to cover statutory minimum tax withholdings.

The $90,000 on our Statement of Cash Flows represents the net charge to Additional Paid-In Capital in 2005 ($257,000 - $167,000) to account for the withholding taxes paid though netting of the shares issued.

Form 10-Q for the quarterly period ended June 30, 2007

Notes to Financial Statements

Note 6. Acquisitions, page 8

3.             Comment: We noted that 1,163,384 shares of common stock were included as part of the consideration for the acquisition of Midrange Computer Systems Inc. Tell us how you considered the guidance in EITF 99-12 in valuing the shares issued as part of the purchase price. In this regard, your disclosure in Note 1 to the Unaudited Pro Forma Combined Condensed Financial Statements included in Annex B of the Form 8-K/A filed April 13, 2007 indicates that the market price was determined based on the average Datalink common stock price for the period beginning twenty days before the closing of the merger.

Response: We did consider the guidance in EITF 99-12 in determining the value of the shares issued. The average closing price of our stock for the 20 days preceding the acquisition was $7.733 per share. In accordance with the merger agreement, we used this value to calculate the number of shares issued to MCSI’s owners ($9,000,000/$7.733, or 1,163,384 shares). However, in accordance with the guidance in EITF 99-12, we considered the date of the public announcement of the MCSI transaction in determining the value, for accounting purposes, of our shares issued.

We first announced the MCSI transaction on January 30, 2007, the date we consummated the transaction. Therefore, we used the closing price of the stock on that date ($7.69) to measure the value of the shares we issued in the transaction. In accordance with EITF 99-12, we did not consider the fair value of our shares subsequent to January 30, 2007 (the announcement date) as this was also the closing date of the transaction. The average closing price of our stock on January 26, 29 and 30, 2007 was $7.73, which is not materially different than the $7.69 value we used. In our March 31, 2007 Statement of Cash Flows, under “Supplemental Disclosures of Non-cash Investing and Financing Activities,” we valued the issuance of the 1,163,384 shares at the January 30, 2007 closing price. This reflects a valuation of $8,953,000 versus the $9,000,000 purchase price. When preparing the pro-forma financial statements for our Form 8-K/A, we used the $9,000,000 purchase price in the pro-forma adjustments. We based this pro-forma information on our estimate of the final purchase price, as the valuation of our stock had not materially changed during the period leading up to the consummation of the transaction.

4.             Comment: You indicated that you engaged an independent third party valuation firm to assist in determining the fair value of the assets and liabilities acquired. Your filing should name the specialist and include the expert’s consent following Securities Act Rule 436(b) of Regulation C.

Response: We do not believe that the valuation firm that we used to assist our management in determining the allocation of the purchase price for MCSI’s assets is an “expert” within the meaning of Rule 436(b). We did not state that the valuation firm either reviewed or passed upon our purchase price allocation. Further, we did not state that the purchase price allocation was upon the authority or in reliance upon the valuation firm as experts. We stated merely that the valuation firm “assisted” us in determining the purchase price allocation. This does not rise to the level of expertising the valuation firm.

Our practice is consistent with that of other prominent SEC-reporting companies who similarly refer to the use of a valuation firm to assist management in the purchase price allocation context without naming the firm as a specialist and including the firm’s consent. Here are two examples:

McDATA Corporation

Form 10Q - For the quarterly period ended October 31, 2005

Note 4—Merger with CNT

We recorded approximately $185.4 million of goodwill, $73.6 million of identified intangible assets, $184.7 million of tangible assets and $154.3 million of liabilities at the time of the acquisition of CNT. Fair values for identifiable intangible assets, property, plant and equipment as well as deferred revenue were based upon a valuation performed by a third party valuation expert.

Oracle Corporation

Form 10K - For the fiscal year ended April 27, 2007

Note 2 - ACQUISITIONS

In performing our preliminary purchase price allocation, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of Hyperion’s products. The fair value of intangible assets was based, in part, on a valuation completed by a third party valuation firm using an income approach and estimates and assumptions provided by management.

Finally, as a practical matter, we cannot obtain the consent of our valuation firm. Although we have asked, the firm will not consent to the use of its name as experts. Further, the firm states in its valuation report to us that “Neither the valuation report, its contents, nor any reference to the appraiser or XXXX may be referred to or quoted in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement or document given to third parties.”

Form 8-K/A filed April 13, 2007

Annex A

5.             Comment: Revise to include a signed independent auditor’s report.

Response: We filed an amended Form 8-K/A with a signed opinion on September 7, 2007.

Form 8-K/A filed July 18, 2007

Exhibit 99.1

6.             Comment: We note your disclosure of the outlook for non-GAAP earnings per diluted share in your earnings release. We further note similar disclosures of the outlook for non-GAAP earnings per diluted share in your Form 8-K’s filed April 27, 2007 and July 2, 2007. Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Specifically, ensure that you include a reconciliation, by schedule or other clearly understandable method, of your non-GAAP financial measures to the most directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We will provide the requested reconciliation of GAAP to non-GAAP financial measures in the future.

With this letter, we acknowledge that:

•              we are responsible for the adequacy and accuracy of the disclosure in the filings;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•              we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or would like to discuss this, please call me at (952) 279-4816.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum
Chief Financial Officer

cc: Jeffrey C. Robbins, Esq.